UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

On September 11, 2022, Sono Group N.V. issued a press release regarding the appointments of Ms. Sandra Vogt-Sasse, Mr. Thomas Wiedermann and Mr. Martin Sabbione as members of its supervisory board. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit 99.1. Press Release dated September 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: September 11, 2023	/s/ Jona Christians
Jona Christians
Chief Executive Officer and Member of the Management Board

Date: September 11, 2023	/s/ Torsten Kiedel
Torsten Kiedel
Chief Financial Officer and Member of the Management Board